                                                                   EXHIBIT 13.3



                     FEDERAL DEPOSIT INSURANCE CORPORATION

                            WASHINGTON, D.C.  20429

                                   FORM F-4

          FORM FOR QUARTERLY REPORT OF A BANK UNDER SECTION 13 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        For Quarter ended JUNE 30, 1994

                          FDIC Certificate NO. 09576-1

                         WASHINGTON MUTUAL SAVINGS BANK
                  (Exact name of bank as specified in charter)

                               1201 THIRD AVENUE
                           SEATTLE, WASHINGTON 98101
                    (Address of principal executive offices)

                                   WASHINGTON
         (State or other jurisdiction of incorporation or organization)

              Telephone number, including area code (206) 461-2000

                 IRS employer identification number 91-0461640

          Securities registered pursuant to Section 12(g) of the Act:

            9.12% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

      $6.00 NONCUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES D,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

            7.60% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES E,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

               COMMON STOCK, ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

                NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
                             OVER-THE-COUNTER (OTC)
                     (Name of exchange on which registered)

  Number of shares of common stock outstanding at June 30, 1994    60,331,841

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports),
                               Yes [x]     No [ ]
and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [x]     No [ ]

ITEM 1--FINANCIAL STATEMENTS

 Consolidated statements of financial position as of June 30, 1994, and Dec. 31, 1993, and the consolidated statements of income, stockholders' equity, and cash flows for the quarter and six months ended June 30, 1994 and 1993, are attached hereto.

ITEM 1(B)(2)

 Cash dividends declared and paid were as follows:

                                                                Quarter Ended        Six Months Ended
                                                                   June 30,              June 30,
                                                               ---------------       ----------------
                                                               1994       1993        1994        1993
                                                               ----       ----        ----        ----
Common stock                                                  $0.17      $0.11       $0.33       $0.21
Preferred stock
  Noncumulative Perpetual, Series C                            0.57       0.57        1.14        0.87
  Noncumulative Convertible Perpetual, Series D                1.50       1.50        3.00        2.28
  Noncumulative Convertible Perpetual, Series E                0.475         -        0.95           -


ITEM 1(B)(7)--ADJUSTMENTS

 The information included in the consolidated statements of financial position as of June 30, 1994, and Dec. 31, 1993, and the consolidated statements of income, stockholders' equity, and cash flows for the quarter and six months ended June 30, 1994 and 1993, reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented.

CONSOLIDATED STATEMENTS OF INCOME


                                                                                   Quarter Ended         Six Months Ended
                                                                                      June 30,               June 30,
                                                                               --------------------    --------------------
(dollars in thousands, except for per share amounts)                             1994        1993        1994        1993
                                                                               --------    --------    --------    --------
                                                                                              (Unaudited)
Interest income
  Loans                                                                        $222,639    $212,454    $437,528    $365,330
  Available-for-sale securities                                                  28,545           -      60,784           -
  Held-to-maturity securities                                                    36,420      64,486      65,421     116,021
  Cash equivalents                                                                  180         517         217         911
                                                                               --------    --------    --------    --------
    Total interest income                                                       287,784     277,457     563,950     482,262
Interest expense
  Deposits                                                                       85,226      94,626     165,989     160,609
  Borrowings                                                                     60,815      42,858     112,681      79,628
                                                                               --------    --------    --------    --------
    Total interest expense                                                      146,041     137,484     278,670     240,237
                                                                               --------    --------    --------    --------
      Net interest income                                                       141,743     139,973     285,280     242,025
  Provision for loan losses                                                       5,000       7,500      10,000      20,000
                                                                               --------    --------    --------    --------
      Net interest income after provision for loan losses                       136,743     132,473     275,280     222,025

Other income
  Service fees                                                                   17,964      18,144      35,423      31,560
  Loan servicing fees                                                             2,302       4,275       4,470       6,325
  Other operating income                                                          5,908       5,793      11,849       8,271
  Gain on sale of loans, net                                                        397       8,791         445      14,500
  Gain  on sale of other assets, net                                              1,176       5,545       3,909      14,877
                                                                               --------    --------    --------    --------
    Total other income                                                           27,747      42,548      56,096      75,533
Other expense
  Salaries and employee benefits                                                 43,532      41,144      88,813      73,014
  Occupancy and equipment                                                        15,786      17,319      30,976      26,254
  Deposit insurance                                                               5,603       5,463      11,206       9,021
  Other operating expense                                                        24,658      28,459      52,238      47,020
  Amortization of goodwill and other intangible assets                            7,413       7,857      14,515      10,581
  Real estate owned operations, inclusive of write-downs                           (102)        397        (275)      7,271
  Write-down of other assets                                                          -       1,794           -       2,488
                                                                               --------    --------    --------    --------
    Total other expense                                                          96,890     102,433     197,473     175,649
                                                                               --------    --------    --------    --------
     Income before income taxes, extraordinary items, and
       cumulative effect of change in tax accounting method                      67,600      72,588     133,903     121,909
Income taxes                                                                     25,531      25,563      50,138      42,064
                                                                               --------    --------    --------    --------
     Income before extraordinary items, and cumulative
       effect of change in tax accounting method                                 42,069      47,025      83,765      79,845
Extraordinary loss, net of income tax benefit                                         -      (1,454)          -      (8,953)
Cumulative effect of change in tax accounting method                                  -           -           -      13,365
                                                                               --------    --------    --------    --------
Net income                                                                     $ 42,069    $ 45,571    $ 83,765    $ 84,257
                                                                               ========    ========    ========    ========
Net income attributable to common stock                                        $ 37,423    $ 41,875    $ 74,473    $ 78,629
                                                                               ========    ========    ========    ========

Return on average assets                                                           1.03%       1.23%       1.04%       1.36%
Return on average equity                                                          13.47       17.65       13.61       16.88
Return on average common equity                                                   14.00       18.28       14.17       17.63

                                                                                Quarter Ended                 Six Months Ended
                                                                                  June 30,                        June 30,
                                                                             -------------------             -------------------
(dollars in thousands, except for per share amounts)                         1994          1993              1994          1993
                                                                             -----         -----             -----         -----
                                                                                                (Unaudited)
Per share amounts - primary
  Income before extraordinary items and cumulative
    effect of change in tax accounting method                                $0.62         $0.73             $1.24         $1.28
  Extraordinary items, net of income tax effect                                  -         (0.03)                -         (0.16)
  Cumulative effect of change in tax accounting method                           -             -                 -          0.23
                                                                             -----         -----             -----         -----
  Net income                                                                 $0.62         $0.70             $1.24         $1.35
                                                                             =====         =====             =====         =====
Per share amounts - fully diluted
  Income before extraordinary items and cumulative
    effect of change in tax accounting method                                $0.60         $0.70             $1.20         $1.19
  Extraordinary items, net of income tax effect                                  -         (0.02)                -         (0.14)
  Cumulative effect of change in tax accounting method                           -             -                 -          0.21
                                                                             -----         -----             -----         -----
  Net income                                                                 $0.60         $0.68             $1.20         $1.26
                                                                             =====         =====             =====         =====


SELECTED FINANCIAL INFORMATION

                                                                              Quarter Ended                  Six Months Ended
                                                                                 June 30,                        June 30,
                                                                           --------------------           ----------------------
(dollars in thousands, except for per share amounts)                        1994          1993             1994           1993
                                                                           -------       ------           -------        -------
                                                                                              (Unaudited)
Data Used to Compute Per Share Amounts
Net income                                                                 $42,069       $45,571           $83,765       $84,257
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                         (1,596)       (1,596)           (3,192)       (2,436)
  Noncumulative Convertible Perpetual, Series E                               (950)            -            (1,900)            -
  Noncumulative Convertible Perpetual, Series D                             (2,100)       (2,100)           (4,200)       (3,192)
                                                                           -------       -------           -------       -------
Net income available to primary common stockholders                        $37,423       $41,875           $74,473       $78,629
                                                                           =======       =======           =======       =======
Net income                                                                 $42,069       $45,571           $83,765       $84,257
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                         (1,596)       (1,596)           (3,192)       (2,436)
  Noncumulative Convertible Perpetual, Series E                               (950)            -            (1,900)            -
                                                                           -------       -------           -------       -------
Net income available to fully diluted common stockholders                  $39,523       $43,975           $78,673       $81,821
                                                                           =======       =======           =======       =======
Average common shares outstanding:
  Primary                                                               60,292,120    59,589,015        60,166,204    58,127,942
  Noncumulative Convertible Perpetual Preferred Stock, Series A                  -           223                 -     1,296,900
  Noncumulative Convertible Perpetual Preferred Stock, Series D          5,419,247     5,419,247         5,419,247     5,419,247
                                                                        ----------    ----------        ----------    ----------
  Fully diluted                                                         65,711,367    65,008,485        65,585,451    64,844,089
                                                                        ==========    ==========        ==========    ==========

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                                 June 30,         December 31,
(dollars in thousands, except for per share amounts)                               1994               1993
                                                                                -----------       ------------
                                                                                          (Unaudited)
Assets
  Cash and cash equivalents                                                      $  191,226         $  194,389
  Trading account securities                                                          2,132              1,098
  Available-for-sale securities                                                   2,158,788                  -
  Held-to-maturity securities                                                     2,364,836          4,012,000
  Loans                                                                          11,521,644         10,891,102
  Real estate owned                                                                  27,403             34,057
  Bank premises and equipment                                                       164,158            158,927
  Goodwill and other intangible assets                                              205,492            217,112
  Other assets                                                                      223,044            318,543
                                                                                -----------        -----------
      Total assets                                                              $16,858,723        $15,827,228
                                                                                ===========        ===========
Liabilities
  Deposits:
    Checking accounts                                                           $ 1,088,873        $ 1,224,854
    Savings and money market accounts                                             3,053,727          3,060,731
    Time certificates                                                             5,127,208          5,065,817
                                                                                -----------        -----------
        Total deposits                                                            9,269,808          9,351,402
  Annuities                                                                         758,946            713,383
  Securities sold under agreements to repurchase                                  2,149,201          2,173,693
  Advances from the Federal Home Loan Bank                                        3,013,048          2,079,934
  Other borrowings                                                                   80,594             83,635
  Other liabilities                                                                 333,529            229,477
                                                                                -----------        -----------
      Total liabilities                                                          15,605,126         14,631,524

Stockholders' Equity
  Preferred stock, $1 par value: 10,000,000 shares authorized -
       6,200,000 and 6,200,000 shares issued and outstanding                          6,200              6,200
  Common stock, $1 par value: 100,000,000 shares authorized -
      60,331,840 and 60,090,996 shares issues and outstanding                        60,332             60,091
  Capital surplus                                                                   557,536            553,485
  Valuation reserve for available-for-sale securities                                (1,002)                 -
  Retained earnings                                                                 630,531            575,928
                                                                                -----------        -----------
      Total stockholders' equity                                                  1,253,597          1,195,704
                                                                                -----------        -----------
      Total liabilities and stockholders' equity                                $16,858,723        $15,827,228
                                                                                ===========        ===========
Book value per common share                                                          $17.24             $16.42
Tangible book value per common share                                                  14.12              13.11

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                  Valuation
                                                                                                   Reserve           Total
                                            Preferred      Common      Capital     Retained        for AFS        Stockholders'
(in thousands)                                Stock         Stock      Surplus     Earnings       Securities         Equity
                                            ---------      -------     --------    --------       ----------      -------------
                                                                            (Unaudited)
Balance at March 31, 1994                     $6,200      $60,253     $556,401     $603,356          $13,565         $1,239,775
Net income                                         -            -            -       42,069                -             42,069
Cash dividends on preferred stock                  -            -            -      (10,248)               -            (10,248)
Cash dividends on common stock                     -            -            -       (4,646)               -             (4,646)
Preferred stock issued                             -            -           (6)           -                -                 (6)
Common stock issued through stock
  options and stock plan                           -           79        1,141            -                -              1,220
Adjustment in valuation reserve
  for available-for-sale
  securities (AFS)                                 -            -            -            -          (14,567)           (14,567)
                                              ------      -------     --------     --------         --------         ----------
Balance at June 30, 1994                      $6,200      $60,332     $557,536     $630,531         $ (1,002)        $1,253,597
                                              ======      =======     ========     ========         ========         ==========
Balance at March 31, 1993                     $4,200      $59,489     $496,252     $470,265     $          -         $1,030,206
Net income                                         -            -            -       45,571                -             45,571
Cash dividends on preferred stock                  -            -            -       (3,696)               -             (3,696)
Cash dividends on common stock                     -            -            -       (6,348)               -             (6,348)
Redemption or conversion of preferred
   stock to common stock                           -            -            -          (26)               -                 (6)
Common stock issued through stock
  options and stock plan                           -          100        1,270            -                -              1,370
                                              ------      -------     --------     --------         --------         ----------
Balance at June 30, 1993                      $4,200      $59,589     $497,522     $505,766         $      -         $1,067,077
                                              ======      =======     ========     ========         ========         ==========
Balance at December 31, 1993                  $6,200      $60,091     $553,485     $575,928         $      -         $1,195,704
Net income                                         -            -            -       83,765                -             83,765
Cash dividends on preferred stock                  -            -            -       (9,292)               -             (9,292)
Cash dividends on common stock                     -            -            -      (19,870)               -            (19,870)
Common stock issued through stock
  options and stock plan                           -          241        4,070            -                -              4,311
Preferred stock issued                             -            -          (19)           -                -                (19)
Adjustment in valuation reserve
  for available-for-sale
  securities (AFS)                                 -            -            -                        (1,002)            (1,002)
                                              ------      -------     --------     --------         --------         ----------
Balance at June 30, 1994                      $6,200      $60,332     $557,536     $630,531         $ (1,002)        $1,253,597
                                              ======      =======     ========     ========         ========         ==========
Balance at December 31, 1992                  $5,494      $53,788     $496,804     $438,950         $      -         $  995,036
Net income                                         -            -            -       84,257                -             84,257
Cash dividends on preferred stock                  -            -            -       (5,628)               -             (5,628)
Cash dividends on common stock                     -            -            -      (11,386)               -            (11,386)
Conversion of preferred stock to
  common stock                                (1,294)       5,152       (3,856)        (445)               -               (443)
Common stock issued through stock
  options and stock plan                           -          649        4,574           18                -              5,241
                                              ------      -------     --------     --------         --------         ----------
Balance at June 30, 1993                      $4,200      $59,589     $497,522     $505,766         $     -          $1,067,077
                                              ======      =======     ========     ========         ========         ==========

                     CONSOLIDATED STATEMENTS OF CASH FLOW


                                                                                Quarter Ended             Six Months Ended
                                                                                   June 30,                   June 30,
                                                                          ------------------------    ------------------------
(in thousands)                                                               1994          1993          1994           1993
                                                                          ----------    ----------    ----------    ----------
                                                                                               (Unaudited)
Cash Flows from Operating Activities
Net income                                                                 $  42,069      $ 45,571      $ 83,765      $ 84,257
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Provision for loan losses                                                  5,000         7,500        10,000        20,000
    Cumulative effect of change in tax accounting method                           -             -             -       (13,365)
    (Gain) on sale of loans                                                     (397)       (8,791)         (445)      (14,500)
    (Gain) on sale of other assets, net                                       (1,176)       (5,545)       (3,909)      (14,877)
    REO operations, exclusive of write-downs                                    (102)          397          (275)        7,271
    Write-down of other assets                                                     -         1,794             0         2,488
    Extraordinary loss                                                             -         2,117             0        13,028
    Depreciation, amortization and deferral, net                              10,566        11,839        21,710        12,448
    FHLB stock dividend                                                       (3,534)       (7,278)       (8,088)       (9,100)
    (Increase) in trading account securities                                    (746)         (555)         (954)         (971)
    (Increase) in interest receivable                                         (2,212)      (19,073)       (3,700)      (28,045)
     Increase (decrease) in interest payable                                     244        (2,176)        7,225        (7,480)
    (Decrease) increase in federal income taxes payable                      (14,872)      (14,721)        5,781        (5,541)
     Decrease in other assets                                                 10,775        73,575        86,825        44,675
    (Decrease) in other liabilities                                          (14,561)      (19,929)      (32,247)      (20,574)
                                                                          ----------    ----------    ----------    ----------
        Net cash provided by operating activities                             31,054        64,725       165,688        69,714

Cash Flows from Investing Activities
Purchases of available-for-sale securities                                  (232,699)            -      (327,315)            -
Maturities and principal payments on available-for-sale securities           100,991             -       228,574             -
Sales of available-for-sale securities                                       181,237             -       289,178             -
Purchases of held-to-maturity securities                                    (370,867)     (223,159)     (560,446)     (451,630)
Maturities and principal payments on held-to-maturity securities              45,917       262,146       137,879       369,638
Sales of held-to-maturities securities                                             -       589,141             -       598,585
Sales of loans                                                                20,074       356,709        21,693       711,021
Principal payments on loans                                                  670,624     1,305,659     1,469,874     1,556,168
Origination and purchases of loans                                        (1,092,720)   (1,551,876)   (2,280,176)   (2,357,652)
Sales of REO                                                                  10,154        13,581        16,344        36,121
Other REO operations                                                             102          (397)          275        (7,271)
Expenditures for bank premises and equipment, net                             (4,928)       (4,643)      (14,084)       (7,437)
Acquisitions, net of cash required                                            40,053       387,688        40,053       387,688
                                                                          ----------    ----------    ----------    ----------
        Net cash (used) provided by investing activities                    (632,062)    1,134,849      (978,151)      835,231

                                                                  Quarter Ended                Six Months Ended
                                                                     June 30,                      June 30,
                                                             -------------------------     -------------------------
(in thousands)                                                   1994         1993            1994          1993
                                                             -----------   -----------     -----------   -----------
                                                                                   (Unaudited)
Cash Flows from Financing Activities
(Decrease) in deposits, net                                       28,214      (215,640)       (117,806)     (289,371)
Increase in annuities, net                                        22,540        42,692          45,563        73,981
Increase in federal funds purchased                                    -        (1,600)              -             -
(Decrease) increase in securities sold under agreements
   to repurchase                                                 287,203       330,130         (24,492)      553,189
Proceeds from FHLB advances                                    1,296,895     2,175,600       2,413,470     2,860,600
Payments for maturing and prepaid FHLB advances               (1,030,100)   (3,442,540)     (1,480,100)   (4,057,540)
Payments for call of subordinated capital notes                        -             -               -             -
(Repayments) of other borrowings                                    (458)         (368)         (2,465)         (374)
Common stock issued through stock options and stock plan           1,220         1,370           4,311         5,241
Preferred stock issued                                                (6)            -             (19)            -
Preferred stock redemption                                             -           (26)              -          (443)
Cash dividends paid                                              (14,894)      (10,044)        (29,162)      (17,014)
                                                             -----------   -----------     -----------   -----------
      Net cash provided (used) by financing activities           590,614    (1,120,426)        809,300      (871,731)
                                                             -----------   -----------     -----------   -----------
      (Decrease) increase in cash and cash equivalents           (10,394)       79,148          (3,163)       33,214
      Cash and cash equivalents at beginning of period           201,620       144,668         194,389       190,602
                                                             -----------   -----------     -----------   -----------
      Cash and cash equivalents at end of period             $   191,226   $   223,816     $   191,226   $   223,816
                                                             ===========   ===========     ===========   ===========



SUPPLEMENTAL DISCLOSURES RELATED TO THE CONSOLIDATED
STATEMENTS OF CASH FLOWS

                                                                    Quarter Ended                Six Months Ended
                                                                       June 30,                      June 30,
                                                                ----------------------        ----------------------
(in thousands)                                                    1994          1993            1994          1993
                                                                --------      --------        --------      --------
                                                                                    (Unaudited)
Noncash investing activities
Loans exchanged for mortgage-backed securities
  held to maturity                                              $146,677      $457,614        $146,677      $682,323
Real estate acquired through foreclosure                           4,281        11,624           9,065        20,823
Cash Paid During the Period for
Interest on deposits                                              84,680        95,593         161,950       165,896
Interest on borrowings                                            61,062        44,067         109,440        81,821
Income taxes                                                      40,000        28,000          45,000        31,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:  Investment and Mortgage-Backed Securities

  Effective Jan. 1, 1994, the Bank adopted, as required, Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires investment and equity securities to be segregated into the following three categories: trading, held-to-maturity and available-for-sale. Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings. Investments classified as held-to-maturity will be accounted for at amortized cost, but an institution must have both the positive intent and ability to hold those securities to maturity. There are very limited circumstances under which securities in the held-to-maturity can be sold without jeopardizing the cost basis of accounting for the remainder of the securities in this category. Securities not classified as either trading or held-to-maturity are considered to be available-for-sale. Unrealized gains and losses for available-for-sale securities are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. The adoption of this statement had a positive effect on the Bank's stockholders' equity of $13.6 million. However, this effect is subject to change with movement of market interest rates.


Note 2:  Federal Income Taxes

  In February 1992, the Financial Accounting Standards Board (FASB) issued SFAS No. 109, "Accounting for Income Taxes," which changed the accounting principle governing accounting for income taxes. The statement requires the use of the liability method in accounting for income taxes and eliminates on a prospective basis the former exception from the provision of deferred income taxes on thrift bad debt reserves. The Bank implemented the change in first quarter 1993, as required by FASB. The change resulted in a cumulative positive adjustment to earnings of $13.4 million.

          ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                        OPERATIONS AND FINANCIAL REVIEW

                                    OVERVIEW

         o Net income for the second quarter of 1994 was $42.1 million, down 8 percent from $45.6 million for the second quarter of 1993. Fully diluted earnings per share were 60 cents in the quarter just ended compared with 68 cents a year earlier. The reason for the decline in earnings was a significant reduction in the gain on sale of loans and other assets. During the quarter and six months ended June 30, 1994, the Bank's return on assets was
1.03 percent and 1.04 percent compared to 1.23 percent and 1.36 percent for the same periods in 1993. For the six months ended June 30, 1994, net income was $83.8 million or $1.20 per fully diluted share, compared with $84.3 million or $1.26 per fully diluted share, for the first six months of 1993.

         o The low market interest rate environment during all of 1993 and the acquisition of Pacific First Bank (Pacific First) at the beginning of the second quarter of 1993, combined to result in an unusually large level of gain on the sale of loans and other assets. During periods of unusually strong loan demand, like the refinance market of 1993, the Bank originates a larger volume of loans than it has the ability or desire to retain in its loan portfolio. During these periods, the Bank will sell these loans into the secondary market and retain the loan servicing rights. During the first half of 1993, the Bank was also restricting loan and asset growth to accommodate the acquisition of Pacific First. These activities resulted in the unusually large gain on sale of loans of $8.8 million and $14.5 million during the quarter and six months ended June 30, 1993. Gain on the sale of other assets, which were primarily mortgage-backed securities totaled $5.5 million and $14.9 million during this same period. At June 30, 1993, the Bank firmly met the capital requirements of a "well-capitalized" institution. Accordingly, during the second half of 1993 and continuing into the first half of 1994, the Bank retained in its portfolio most of the loans it originated which resulted in only $445,000 in gains on the sale of loans during the first half of 1994. There has also been a reduced need to sell securities which, along with a lower level of available gains due to higher market interest rates, resulted in only $3.9 million in other asset gains for the first half of 1994.

         o On April 15th, the Bank announced that its second-tier subsidiary, Washington Mutual Federal Savings Bank, acquired from the Resolution Trust Corp., $42.2 million in deposits and three Portland, Ore. area branches, formerly held by Far West Federal Savings Bank (Far West).
Washington Mutual Federal Savings Bank is a new supervisory subsidiary formed for the Far West acquisition. Shortly following the acquisition, two of the three branches were transferred to the subsidiary's parent company Washington Mutual, a Federal Savings Bank (a direct subsidiary of Washington Mutual Savings Bank). Washington Mutual, a Federal Savings Bank also opened on April 25 a new home loan center and on July 18th three full-service financial centers in Boise, Idaho. The financial centers are located in Fred Meyer stores.

         o On June 14th, the Bank announced the signing of a definitive agreement to merge with Summit Bancorp, of Bellevue, Wash., the holding company for Summit Savings Bank with four branches in western Washington. At June 30, 1994, Summit had total assets of $197.9 million, deposits of $172.5 million and stockholders equity of $16.6 million. On July 25th, the Bank announced the signing of a definitive agreement to merge with Olympus Capital Corp., of Salt Lake City which is the holding company for Olympus Bank, a Federal Savings Bank. Olympus operates nine branches, eight of which are located in the greater Salt Lake City, Ogden and Provo, Utah markets. It also operates one branch and a satellite operation in Butte, Mont., where the company was founded in 1916. At June 30, 1994, Olympus had total assets of $394.0 million, total deposits of $300.4 million and stockholder's equity of $33.5 million. The Summit transaction is expected to be competed in the fourth quarter of 1994 and Olympus in early 1995. Both mergers are expected to be accounted for using the pooling-of-interests method.

         o In the second quarter's earnings release, the Bank also announced its intention to form a new holding company, Washington Mutual, Inc. The holding company will provide several business advantages over Washington Mutual's existing corporate structure including improved access to the capital markets, improved operating flexibility, and enhanced ability to retire and repurchase corporate securities. Pending approvals from state and federal regulators, all shareholders of Washington Mutual Savings Bank would automatically become shareholders of the new holding company with an equal number of shares. The Bank expects that these approvals will be obtained by the end of 1994.

                             RESULTS OF OPERATIONS

         Net Interest Income. Net interest income of $141.7 million for the quarter and $285.3 million for the six months ended June 30, 1994, increased from $140.0 million and $242.0 million in the same periods of 1993. The 18 percent increase for the year-to-date net interest income primarily reflects the Bank's larger asset base brought about by the acquisition of Pacific First. Although total assets were somewhat greater during the second quarter of 1994 compared to a year earlier, a decline in the net interest margin resulted in only a slightly higher net interest income.

         The low level of interest rates during 1993 resulted in a significant portion of the bank's loans being refinanced and mortgage-backed securities being prepaid to lower interest rates. The result was a decline in the yield on interest-earning assets to 7.48 percent and 7.43 percent for the quarter and the six months ended June 30, 1994, compared with 8.01 percent and 8.23 percent in the same periods a year earlier. The lower interest rate levels also resulted in a lower cost of funds of 3.93 percent and 3.81 percent for the
quarter and six months ended    June 30, 1994, from 4.03 percent and 4.27
percent in the comparable periods of 1993. The resulting net interest spread (the difference between the yield on assets and the cost of funds) declined to
3.55 percent and 3.62 percent for the quarter and six months ended June 30, 1994, compared with 3.98 percent and 3.96 percent for the same periods one year earlier.

         The increase in market interest rates during 1994 also had a negative impact on the net interest margin. The net interest margin for second quarter 1994 of 3.68 percent declined from 3.85 percent for first quarter 1994, 4.08 percent for fourth quarter 1993 and 4.04 percent for second quarter 1993. Additional increases in market interest rates may have the impact of further reductions in the net interest margin and, depending upon the level of average interest-earning assets, may also negatively impact net interest income.

         Other Income. Other income of $27.7 million and $56.1 million for the quarter and six months ended June 30, 1994, declined from $42.5 million and $75.5 million in the comparative periods of 1993. The primary reason for the decline was a reduction in the combined level of gain on the sale of loans and other assets of $14.3 million and $29.4 million from the quarter and six months ended June 30, 1993, compared with the current year. The significant level of asset gains during 1993 resulted from asset restructurings to accommodate the acquisition of Pacific First as well as the sale of loans resulting from record loan origination volume fueled by home loan refinancing.

         Service fees increased on a year-to-date basis for 1994 compared to 1993 because 1993's fees only included one quarter's activity on the assets and deposits acquired from Pacific First. Although service fees for the second quarter of 1994 were down slightly from the same quarter a year ago, bank related deposit fees had increased 8 percent partially offsetting a 16 percent decline in nonbanking subsidiary fees (particularly in the securities business).

         The decision to retain loans originated, coupled with the significant refinancing activity of 1993, resulted in a shrinkage of the portfolio of loans serviced for others to $4,081.1 million at June 30, 1994, compared with $5,945.5 million one year earlier. This shrinkage resulted in a

29 percent decline in loan servicing fees for the first six months of 1994 compared with the same period of 1993.

         As previously mentioned, adjustments to the Bank's balance sheet to accommodate the acquisition of Pacific First were primarily responsible for the net gains on the sale of loans and other assets during the first half of 1993. The net gain on the sale of other assets of $1.2 million for the quarter and $3.9 million for the six months ended June 30, 1994, were primarily from the sale of investments in the Bank's available-for-sale portfolio.

         Other Expense. The 12 percent increase in other expense for the six months ended June 30, 1994, compared with the prior year is reflective of the fact that Pacific First was acquired at the start of the second quarter and only one quarter of its activity was included in the first six months of 1993's operations. Total other expense for the second quarter of 1994 of $96.9 million was down 5 percent from $102.4 million in the previous year. Most of this improvement was in occupancy and equipment and other operating expenses which resulted from efficiencies gained through the integration of the Pacific First operations.

         Staffing levels declined 2 percent during the second quarter to 4,603 full-time equivalent employees at June 30, 1994. Management is working diligently to further adjust staffing to appropriate levels in light of lower lending volumes as well as looking for other opportunities to operate more efficiently throughout the organization.

         The Pacific First acquisition resulted in the creation of $178.2 million in goodwill which is being amortized over 10 years on a straight line basis, starting in the second quarter of 1993. The partial year amortization of Pacific First goodwill accounted for the lower level of goodwill and other intangible assets amortization for the first half of 1993 compared with 1994.

         Extraordinary Items. During the first half of 1993, the Bank recorded an after-tax loss of $7.4 million as a result of prepaying $432.6 million in Federal Home Loan Bank advances. During the first quarter of 1993, the Bank established a $1.6 million reserve to cover the anticipated costs of calling the Bank's remaining subordinated capital notes. The Bank redeemed for cash on Sept. 15, 1993, all of the $40.0 million in principal of its 10.5 percent subordinated capital notes due March 15, 1999.

         Operating Efficiency Ratio. The Bank's operating efficiency ratio - other expense as a percentage of net interest income plus other income - was
57.2 percent and 57.8 percent for the quarter and six months ended June 30, 1994, compared with 56.1 percent and 55.3 percent in the same periods of 1993. Last year's ratio was significantly affected by a high level of sales of loans and other assets as part of the Pacific First acquisition.

         Nonbanking Subsidiary Operations. Pretax operating income (net income before amortization of goodwill and intangible assets and elimination of intercompany transactions) was $362,000 and $4.4 million for the quarter and six months ended June 30, 1994, compared with $5.5 million and $9.2 million for the same periods last year. The insurance subsidiaries improved their operating performance, posting operating income of $3.4 million for the quarter, up from $2.9 million for the same period a year ago. The securities subsidiaries operating loss of $4.1 million for the quarter just ended compared with operating income of $1.9 million a year ago resulted from a one-time expense of a legal settlement. Although the securities subsidiaries reported the entire cost of the settlement during the second quarter of 1994, a portion of the expense was reserved for in the first quarter by the parent company (See Legal Matters for additional discussion.)

                                 ASSET QUALITY

         Nonperforming Assets. Nonperforming assets decreased to $93.4 million at the end of the second quarter of 1994 compared with $111.1 million at Dec. 31, 1993. Nonperforming assets as a percentage of total assets declined to 0.55 percent at June 30, 1994, from
0.70 percent at Dec. 31, 1993. All asset categories reflected lower nonperforming asset levels. Washington Mutual's market area - the greater Northwest - continues to show signs of an improving economy. Especially strong are the economies of Idaho, central and eastern Washington and Oregon.

         Loan and REO reserves. The quarterly provision for loan losses of $5.0 million for second quarter 1994 was equal to the first quarter of the year and reflected the Bank's strong level of reserves and continued improvement in asset quality. The second quarter 1993 provision of $7.5 million reflected more uncertainty about the economic conditions of the Bank's lending markets as well as caution about the asset quality of the loans acquired from Pacific First.

         The reserve for loan losses increased to $121.6 million at June 30, 1994, compared with $115.2 million at Dec. 31, 1993. Reserves charged off, net of recoveries, totaled $1.0 million and $3.6 million for the quarter and six months just ended, compared with $3.1 million and $5.0 million for the same period in 1993. At June 30, 1994, the reserve for loan losses represented 1.06 percent of outstanding loans and 184.20 percent of nonperforming loans, compared with 1.06 percent and 149.55 percent at the end of 1993.

         As part of the process of determining the adequacy of the reserve for loan losses, management reviews the loan portfolio for specific weaknesses. A portion of the reserve is then allocated to reflect the loss exposure. The June 30, 1994, analysis of residential construction, commercial real estate, and commercial credits resulted in an allocation of $20.0 million of the reserve for loan loss exposure, compared with an allocation of $22.6 million six months earlier. The bulk of allocated reserves related to commercial real estate in California. The remaining reserve of $101.6 million was unallocated and available for potential losses from any of the Bank's loans. (See Supplemental Financial Information, Reserve for Loan Losses.)

         A reserve for REO losses is maintained for any subsequent decline in the value of foreclosed property. The reserve for REO losses was $5.3 million at June 30, 1994, compared with $5.5 million at Dec. 31, 1993. The reserve level is based upon a routine review of the REO portfolio and the national and local economies.

                               FINANCIAL POSITION

         Total Assets. Assets grew 7 percent during the first half of 1994 to $16,858.7 million at June 30, 1994, up from $15,827.2 million at Dec. 31, 1993.

         Total Loans. Loans grew 6 percent during the first half of 1994 to $11,521.6 million at June 30, 1994, up from $10,891.1 million at Dec. 31, 1993.

         Second quarter 1994 loan originations totaled $1,164.1 million compared with $1,622.6 million a year earlier. The decrease reflected the significant decline in loan refinancing activity resulting from rising interest rates. However, the market for existing homes and the construction of single-family residences remained strong during 1994's second quarter. For the quarter, originations of loans to purchase homes increased to $356.7 million from $301.6 million a year ago, while home loan refinancings decreased to $195.2 million from $815.4 million a year ago. Residential construction lending increased 68 percent to $329.3 million in the quarter just ended up from $195.6 million in 1993. This strong lending activity enabled the Bank to remain Washington's number 1 residential first-mortgage lender and a leading residential first-mortgage lender in Oregon.

         Consumer loan originations, primarily home equity and manufactured home loans, remained strong but decreased slightly to $251.7 million for the second quarter of 1994 from $260.4 million a year ago.

         Total Deposits. Total deposits decreased to $9,269.8 million at June 30, 1994, from $9,351.4 million at Dec. 31, 1993. Retail deposits were up $12.2 million to $8,860.9 million. Wholesale activities - predominately deposits greater than $100,000 and bank investment contracts (BICs) - were down $93.8 million. Wholesale deposits are an alternative funding source to other borrowings for the Bank and their levels are determined by management's decisions as to what the most economical funding sources are. The deposit market continued to be difficult due largely to the low interest rate environment.

         Interest Sensitivity. The Bank's one-year interest rate sensitivity level, which is based upon principal maturities as a percentage of total assets, was a negative 14.5 percent at June 30, 1994, up from a negative 10.8 percent at the end of 1993. At the end of 1993 and during the first part of January 1994, the Bank entered into interest rate exchange agreements and interest rate cap agreements. These instruments effectively extended the repricing of interest rates on approximately $2.0 billion of interest-sensitive liabilities maturing within one year. Including the January 1994 transactions, the interest rate exchange and cap agreements had the result of reducing the Bank's one-year gap at Dec. 31, 1993, from a negative 23.1 percent to a negative 10.8 percent.

         Although the one-year gap may be useful, it is limited in its ability to predict trends in future earnings. For this reason, the Bank utilizes financial modeling analysis to forecast earnings under different interest rate projections. Although this modeling is very helpful in managing interest rate risk, it does require significant assumptions for the projection of loan prepayments rates, loan origination volumes and liability funding sources that may prove to be inaccurate.


                       LIQUIDITY AND CAPITAL REQUIREMENTS

         Liquidity. The Bank monitors its ability to meet short-term cash requirements under both normal (operating) and extreme (contingent) circumstances. The operating liquidity ratio is used to ensure that normal short-term secured borrowing capacity is sufficient to satisfy unanticipated cash needs. The contingent liquidity ratio measures the Bank's ability to raise cash by liquidating assets in the event of a very adverse business environment. At June 30, 1994, the Bank had substantial liquidity compared to its guidelines.

         To meet its immediate needs for funds as well as long-term lending demands, the Bank maintains various sources of liquid assets and borrowing capabilities. At June 30, 1994, the Bank and/or its federal savings bank subsidiary were able to borrow an additional $3,073.3 million through the use of collateralized borrowings using unpledged mortgage-backed securities and other wholesale sources.

         Capital Requirements. The Bank's capital ratios at June 30, 1994, exceeded all current regulatory capital requirements to be classified a "well-capitalized" institution, the highest regulatory standard. In order to be categorized as a "well-capitalized" institution, the FDIC requires banks it regulates to maintain a leverage ratio, defined as tier 1 capital divided by total regulatory assets, of at least 5.00 percent; total capital of at least
10.00 percent of risk-weighted assets; and tier 1 (or core) capital of at least
6.00 percent of risk-weighted assets. At June 30, 1994, the ratio of leverage capital to assets was 6.02 percent, the ratio of total capital to risk-weighted assets was 11.37 percent, and the ratio of core capital to risk-weighted assets was 10.54 percent.

         The Bank's federal savings bank subsidiaries are also required to maintain certain capital levels. At June 30, 1994, they were in compliance with all capital requirements.

                                 LEGAL MATTERS

         On March 15, 1993, a lawsuit was filed against Washington Mutual Savings Bank; WM Financial, Inc., the downstream holding company for the Bank's nonbanking subsidiaries; Murphey Favre, Inc. (Murphey Favre), the Bank's securities brokerage subsidiary; and certain present and former directors and officers of Murphey Favre. The plaintiffs purchased bonds of Homestead Savings (Homestead) of Milbrae, California, from Murphey Favre. The lawsuit was brought under the Washington State Securities Act and alleges, among other things, misrepresentations and omissions by Murphey Favre in connection with the sale of the bonds. Preliminary motions were heard and amended complaints were filed in late 1993 and early 1994. Plaintiffs moved to certify the case as a class action and the hearing on that motion was scheduled for May 17, 1994.

         Murphey Favre announced on May 18, 1994, that a settlement in principle had been agreed upon with the plaintiffs. The maximum settlement will be $12.0 million but may be less depending on the number of claims submitted. Insurance carriers have agreed to pay a majority of the total settlement. The settlement will not materially impact the consolidated results of operations or the financial position of the Bank. The settlement is subject to court approval. In addition, Murphey Favre may choose not to settle if the purchasers of more than $500,000 in par value of Homestead bonds sold by Murphey Favre elect not to participate in the settlement. The impact of this settlement is reflected in the second quarter 1994 financial statements. (See Results of Operations, Nonbanking Subsidiary Operations.)

                       Supplemental Financial Information

                 Nonbanking Subsidiaries Results of Operations

                                                               Quarter Ended               Six Months Ended
                                                                  June 30,                     June 30,
                                                             ----------------              ----------------
(in thousands)                                               1994        1993              1994        1993
                                                             ----        ----              ----        ----
Securities:
  Murphey Favre, Inc.                                       $(4,685)     $1,095          $(3,941)     $1,690
  Murphey Favre Securities Services, Inc.                      (122)        182             (102)        307
  Composite Research & Management Co.                           667         612            1,401       1,148
                                                            -------      ------          -------      ------
    Total securities                                         (4,140)      1,889           (2,642)      3,145

Insurance:
  Washington Mutual Insurances Services, Inc.                    39         178               68         359
  WM Life Insurance Co.                                       3,314       2,675            5,904       4,842
                                                            -------      ------          -------      ------
    Total insurance                                           3,353       2,853            5,972       5,201

Employee benefit services:
  Benefit Service Corp.                                           -        (376)               -        (472)
  WM Trust Co.                                                    -         (27)               -          48
                                                            -------      ------          -------      ------
    Total employee benefit services                               -        (403)               -        (424)

Mutual Travel, Inc.                                           1,174       1,131            1,137       1,306
WM Financial, Inc.                                              (25)        (18)             (32)        (31)
                                                            -------      ------          -------      ------
Net income before amortization of goodwill and other
 intangible assets, elimination of inter-company
 transactions, and income taxes                                 362       5,452            4,435       9,197
Amortization of goodwill and other intangible assets            392         835              784       1,185
                                                            -------      ------          -------      ------
Net income before elimination of intercompany
 transactions and federal income taxes                      $   (30)     $4,617          $ 3,651      $8,012
                                                            =======      ======          =======      ======

                                    Nonperforming Assets

                                                            June 30,    Mar. 31,        Dec. 31,    June 30,
(in millions)                                                 1994       1994             1993        1993
                                                            -------     -------         -------     -------
Nonperforming loans:
  Loans under foreclosure or on nonaccrual basis              $66.0      $ 74.7           $ 77.0      $ 74.7

REO:
 REO                                                           45.3        57.2             58.3        93.3
 Write-downs or charge-offs recorded                          (12.6)      (18.5)           (18.7)      (33.6)
 Reserve for losses                                            (5.3)       (4.8)            (5.5)       (7.1)
                                                              -----      ------           ------      ------
   Total REO, net                                              27.4        33.9             34.1        52.6
                                                              -----      ------           ------      ------
   Total nonperforming assets                                 $93.4      $108.6           $111.1      $127.3
                                                              =====      ======           ======      ======
Nonperforming assets by collateral type:
 Residential real estate                                      $34.4      $ 37.9           $ 39.4      $ 43.1
 Residential construction                                       7.3         9.1              9.9        10.2
 Apartment buildings                                           13.7        17.4             14.4        17.0
 Other commercial real estate                                  31.2        33.0             33.9        47.5
 Consumer                                                      11.0        14.5             15.5        10.2
 Commercial credits                                             1.1         1.5              3.5         6.4
 Reserve for REO losses                                        (5.3)       (4.8)            (5.5)       (7.1)
                                                              -----      ------           ------      ------
   Total                                                      $93.4      $108.6           $111.1      $127.3
                                                              =====      ======           ======      ======
  As a percentage of total loans                               0.81%       0.96%            1.02%       1.27%
  As a percentage of total assets                              0.55        0.68             0.70        0.88

Troubled debt restructurings:                                 $  4.5       $ 8.1          $  8.1      $ 11.3
  As a percentage of total loans                               0.04%       0.07%           0.07%       0.11%
  As a percentage of total assets                              0.03        0.05            0.05        0.08

                            Reserve for Loan Losses


                                                          June 30,     Mar. 31,     Dec. 31,     June 30,
(in millions)                                               1994         1994         1993         1993
                                                          --------     --------     --------     --------
Balance at beginning of quarter                            $117.6       $115.2       $121.1       $ 64.6
Provision for loan losses                                     5.0          5.0          7.5          7.5
Reserves charged off, net of recoveries                      (1.0)        (2.6)       (13.4)        (3.1)
Reserve added through acquisitions                              -            -            -         46.0
                                                           ------       ------       ------       ------
Balance at end of quarter                                  $121.6       $117.6       $115.2       $115.0
                                                           ======       ======       ======       ======
Allocated reserves:
  Residential construction                                 $  1.2       $  1.4       $  1.5       $  1.7
  Apartment buildings and other commercial real estate       18.8         19.3         19.4         31.4
  Commercial credits                                            -            -          1.7          2.5
                                                           ------       ------       ------       ------
                                                             20.0         20.7         22.6         35.6
Unallocated reserves                                        101.6         96.9         92.6         79.4
                                                           ------       ------       ------       ------
  Total reserve for loan losses                            $121.6       $117.6       $115.2       $115.0
                                                           ======       ======       ======       ======
Reserve for loan losses as a percentage of:
  Total loans                                               1.06%        1.04%        1.06%        1.14%
  Total loans, excluding performing residential loans       2.86         2.78         2.72         2.64
  Nonperforming assets                                    130.15       108.21       103.70        90.30
  Nonperforming assets, less real estate owned            184.20       157.24       149.55       153.93

                                   SIGNATURES


Under the requirements of the Securities Exchange Act of 1934, the bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Washington Mutual Savings Bank




                                       /s/ Kerry K. Killinger
                                       -----------------------------------------
                                       Chairman, President and
                                       Chief Executive Officer


                                       /s/ Douglas G. Wisdorf
                                       -----------------------------------------
                                       Senior Vice President and Controller


Date: August 29, 1994